

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2012

Via E-mail
Mr. Thomas C. Alsborg
Chief Financial Officer
Synnex Corporation
44201 Nobel Drive
Fremont, CA 94538

      Re: **Synnex Corporation**
              Form 10-K for Fiscal Year Ended November 30, 2011
              Filed January 27, 2012
              File No. 001-31892

Dear Mr. Alsborg:

We have reviewed your letter dated April 5, 2012 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 8, 2012.

Form 10-K for Fiscal Year Ended November 30, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Contractual Obligations, page 37

1.   We note your response to prior comment 2 and your proposed disclosures to be included in the next Form 10-K. However, we continue to believe that Item 303(a)(1)(5)(i) and (ii) of Regulation S-K requires that the outstanding amount of your convertible senior notes be included in the contractual obligations table. Although we understand that there is some uncertainty in the timing of payments this uncertainty does not preclude you from

including the amounts in the table and supplementing the table with footnotes describing the terms of the debt that may increase or accelerate the obligation. Please confirm that in future filings on Form 10-K you will include the convertible senior notes in the contractual obligations table and also include footnotes as necessary.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief